

Mail Stop 3720

February 23, 2016

OC Kim
President
Franklin Wireless Corp.
9707 Waples Street
Suite 150
San Diego, California

    Re: Franklin Wireless Corp.
          Form 10-K for Fiscal Year Ended June 30, 2015
          Filed September 28, 2015
          File No. 1-14891

Dear Mr. Kim:

We have reviewed your filing and have the following comment. Please comply with the comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

<u>Business, page 4</u>

1.   We note your statement on page F-12 that a significant portion of your revenue is derived from a small number of customers. In future filings, please revise to disclose the names of any customers to which sales amount to 10% or more of revenues. Refer to section (c)(1)(vii) of Item 101 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications